

July 8, 2025

Hyung Heon Kim
Chief Executive Officer
MetaVia Inc.
545 Concord Avenue, Suite 210
Cambridge, MA 02138

      Re: MetaVia Inc.
           Registration Statement on Form S-3
           Filed July 2, 2025
           File No. 333-288486

Dear Hyung Heon Kim:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tyler Howes at 202-551-3370 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Josh Damm, Esq.